EXHIBIT 99.B

November 19, 2003

Dear Sir or Madam:

RE: METALLICA RESOURCES INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on November 18, 2003.

Third Quarter Report for the Nine months ended September 30, 2003

Yours Truly, EQUITY TRANSFER SERVICES INC

Per: Jennifer Tan Officer, Client Services

SUITE 420 120 Adelaide Street West TORONTO, ONTARIO M5H 4C3 TELEPHONE (416)361-0152 FAX: (416)361-0470 EMAIL: info@equitytranafer.com